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                                                                    EXHIBIT 16.1

June 25, 2002


Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs/Madams:

     The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audit of the financial statements of this registrant for the fiscal year ended December 31, 2001. That individual is no longer with Arthur Andersen LLP. We have read the first paragraph of Item 4 included in the Form 8-K dated June 21, 2002 of Entercom Communications Corp. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Yours truly yours,


/s/ Arthur Andersen LLP

cc: Mr. Stephen F. Fisher, Executive Vice President and Chief Financial Officer Entercom Communications Corp.